Exhibit 99.5

BIOCERES GROUP PLC

Registration number: 13310943

BIOCERES GROUP PLC

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the six-month periods ended December 31, 2024 and 2023.

BIOCERES GROUP PLC

Registration number: 13310943

Contents

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the
six-month periods ended December 31, 2024 and 2023.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2024 and June 30, 2024	2
Unaudited interim condensed consolidated statements of comprehensive income for the six-month periods ended December 31, 2024 and 2023	4
Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2024 and 2023	5
Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2024 and 2023	7
Notes to the unaudited interim condensed consolidated financial statements	9

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024, and June 30, 2024

(Amounts in US$)

	Notes	12/31/2024	06/30/2024
ASSETS
NON-CURRENT ASSETS
Other financial assets	5.2	373,520	190,517
Other receivables	5.4	27,128,645	27,887,034
Income taxes		15,379	10,889
Deferred tax assets	7	19,975,796	14,476,230
Investments in joint ventures and associates	11	64,991,989	92,795,851
Property, plant and equipment	5.6	74,935,727	74,612,434
Investment properties		560,783	560,783
Intangible assets	5.7	176,760,919	177,331,280
Goodwill	5.8	112,163,432	112,163,432
Right of use asset	14	16,335,484	11,601,752
Total non-current assets		493,241,674	511,630,202

CURRENT ASSETS
Cash and cash equivalents	5.1	33,201,142	52,994,865
Other financial assets	5.2	9,597,877	14,667,607
Trade receivables	5.3	228,437,463	209,007,195
Other receivables	5.4	38,376,133	34,657,383
Recoverable income tax		1,500,924	655,691
Inventories	5.5	101,809,489	125,929,768
Biological assets		4,398,841	294,134
Total current assets		417,321,869	438,206,643
Total assets		910,563,543	949,836,845

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024, and June 30, 2024

(Amounts in US$)

	Notes	12/31/2024	06/30/2024
EQUITY
Issued capital	9	2,382,321	2,371,453
Own shares held		(444,473)	(444,473)
Shares trading premium		(7,020,546)	(7,289,991)
Stock options and share based incentives		6,645,791	6,222,175
Retained deficit/earnings		(31,960,439)	1,142,761
Revaluation of property, plant and equipment reserve		(1,323,916)	(1,323,916)
Foreign currency translation reserve		(782,649)	534,827
Equity attributable to owners of the parent		(32,503,911)	1,212,836
Non-controlling interest		244,356,305	248,788,534
Total equity		211,852,394	250,001,370

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	5.10	151,769,309	127,248,305
Deferred revenue and advances from customers	5.12	1,879,736	1,925,138
Government grants		1,986	782
Joint ventures and associates	11	749,269	296,455
Deferred tax liabilities	7	32,950,920	34,500,445
Provisions	5.13	17,307,170	17,484,715
Consideration for acquisition		1,929,241	2,005,143
Convertible notes		83,400,171	80,809,686
Lease liabilities	14	10,848,789	8,161,359
Total non-current liabilities		300,836,591	272,432,028

CURRENT LIABILITIES
Trade and other payables	5.9	144,082,550	168,937,536
Borrowings	5.10	228,081,833	234,510,751
Employee benefits and social security	5.11	8,421,333	7,506,831
Deferred revenue and advances from customers	5.12	2,931,008	3,924,801
Income tax payable		5,898,060	4,825,271
Government grants		4,933	3,655
Consideration for acquisition		3,165,618	4,571,824
Lease liabilities	14	5,289,223	3,122,778
Total current liabilities		397,874,558	427,403,447
Total liabilities		698,711,149	699,835,475
Total equity and liabilities		910,563,543	949,836,845

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Notes	12/31/2024	12/31/2023

Revenues from contracts with customers	6.1	199,478,869	256,984,240
Government grants		10,154	74,723
Initial recognition and changes in the fair value of biological assets at the point of harvest		588,053	338,128

Cost of sales	6.2	(117,374,985)	(160,375,954)
Changes in the net realizable value of agricultural products after harvest		(204,910)	(2,192,558)
Research and development expenses	6.3	(8,797,433)	(8,605,575)
Selling, general and administrative expenses	6.4	(64,731,412)	(66,145,040)
Share of profit or loss of joint ventures and associates	11	(27,778,758)	(21,206,303)
Other income or expenses, net		164,944	(2,398,240)
Operating loss		(18,645,478)	(3,526,579)

Financial cost	6.5	(20,183,299)	(16,757,516)
Other financial results	6.5	(1,086,189)	(10,980,849)
Loss before income tax		(39,914,966)	(31,264,944)

Income tax	7	3,091,074	(7,444,529)
Loss for the year		(36,823,892)	(38,709,473)

Other comprehensive income
Items that may be subsequently reclassified to profit and loss		(1,518,743)	6,579,570
Foreign exchange differences on translation of foreign operations from joint ventures		(477,918)	1,250,603
Foreign exchange differences on translation of foreign operations		(1,040,825)	5,328,967
Total comprehensive loss		(38,342,635)	(32,129,903)

Loss for the period attributable to:
Equity holders of the parent		(33,103,200)	(36,504,783)
Non-controlling interests		(3,720,692)	(2,204,690)
		(36,823,892)	(38,709,473)
Total comprehensive loss attributable to:
Equity holders of the parent		(34,420,676)	(30,785,132)
Non-controlling interests		(3,921,959)	(1,344,771)
		(38,342,635)	(32,129,903)
Loss per share
Basic loss attributable to ordinary equity holders of the parent	8	(1.7388)	(2.0228)
Diluted loss attributable to ordinary equity holders of the parent	8	(1.7388)	(2.0228)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Own shares held	Shares trading premium	Stock options and share based incentives	Retained earnings / (deficit)	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non- controlling interests	Total equity
06/30/2024	2,371,453	(444,473)	(7,289,991)	6,222,175	1,142,761	534,827	(1,323,916)	1,212,836	248,788,534	250,001,370

Increase in capital	10,868	—	—	—	—	—	—	10,868	—	10,868

Changes in ownership interests in subsidiaries	—	—	269,445	—	—	—	—	269,445	(1,473,609)	(1,204,164)

Share-based incentives of subsidiaries	—	—	—	423,616	—	—	—	423,616	1,035,390	1,459,006

Distribution of dividends	—	—	—	—	—	—	—	—	(72,051)	(72,051)

Loss for the period	—	—	—	—	(33,103,200)	—	—	(33,103,200)	(3,720,692)	(36,823,892)

Other comprehensive loss	—	—	—	—	—	(1,317,476)	—	(1,317,476)	(201,267)	(1,518,743)
12/31/2024	2,382,321	(444,473)	(7,020,546)	6,645,791	(31,960,439)	(782,649)	(1,323,916)	(32,503,911)	244,356,305	211,852,394

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Shares trading premium	Stock options and share based incentives	Retained (deficit) / earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non- controlling interests	Total equity
06/30/2023	2,096,534	(13,587,790)	1,853,856	33,828,159	724,779	(1,323,916)	23,591,622	234,978,480	258,570,102

Increase in capital	257,775	-	-	-	-	-	257,775	-	257,775

Changes in ownership interests in subsidiaries	-	2,657,780	-	-	-	-	2,657,780	(5,264,579)	(2,606,799)

Share-based incentives of subsidiaries	-	-	1,607,529	-	-	-	1,607,529	5,154,147	6,761,676

Distribution of dividends	-	-	-	-	-	-	-	(151,612)	(151,612)

Loss for the period	-	-	-	(36,504,783)	-	-	(36,504,783)	(2,204,690)	(38,709,473)

Other comprehensive income	-	-	-	-	5,719,652	-	5,719,652	859,918	6,579,570
12/31/2023	2,354,309	(10,930,010)	3,461,385	(2,676,624)	6,444,431	(1,323,916)	(2,670,425)	233,371,664	230,701,239

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Notes	12/31/2024	12/31/2023
OPERATING ACTIVITIES
Loss for the period		(36,823,892)	(38,709,473)

Adjustments to reconcile profit to net cash flows
Income tax		(3,091,074)	7,444,529
Depreciation of property, plant and equipment	6.3/6.4	3,046,924	2,567,152
Amortization of intangible assets	6.3/6.4	5,944,308	5,475,007
Depreciation of leased assets		2,219,948	3,418,956
Share-based incentive and stock options		2,338,406	8,527,214
Share of profit or loss of joint ventures and associates	11	27,778,758	21,206,303
Provisions for contingencies		175,487	49,090
Allowance for impairment of trade debtors		1,980,726	296,051
Allowance for obsolescence		477,756	282,836
Initial recognition and changes in the fair value of biological assets		(588,053)	(338,128)
Changes in the net realizable value of agricultural products after harvest		204,910	2,192,558
Financial results		21,269,488	27,738,365
Gain on sale of equipment and intangible assets		(147,199)	(33,521)

Working capital adjustments
Trade receivables		(22,597,136)	(52,409,027)
Other receivables		(6,695,312)	9,155,329
Inventories and biological assets		19,920,959	13,770,674
Trade and other payables		(22,151,982)	10,600,074
Employee benefits and social security		914,502	(1,593,274)
Government grants		2,482	(297,966)
Interest collected		3,579,162	1,204,931
Deferred revenue and advances from customers		(1,039,195)	(2,714,109)
Net cash flows (used in) / generated by operating activities		(3,280,027)	17,644,227

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

Registration number: 13310943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH

As of December 31, 2024 and December 31, 2023

(Amounts in US$)

	Notes	12/31/2024	12/31/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		155,471	45,268
Proceeds from financial assets		9,655,265	5,997,737
Investment in financial assets		(10,406,002)	(5,367,021)
Purchase of property, plant and equipment	5.6	(4,082,865)	(6,127,126)
Capitalized development expenditures	5.7	(5,022,789)	(4,454,893)
Purchase of intangible assets	5.7	(284,372)	(219,829)
Net cash flows used in investing activities		(9,985,292)	(10,125,864)

FINANCING ACTIVITIES
Proceeds from borrowings		112,394,583	88,495,114
Repayment of borrowings and financed payments		(114,600,002)	(92,666,882)
Interest payments		(15,493,896)	(14,297,231)
Leased assets payments		(2,497,966)	(2,493,617)
Cash dividend distributed to non-controlling interest		(72,051)	(151,612)
Purchase of own shares		(926,899)	(734,388)
Other financial payments		(2,662,021)	(1,530,144)
Proceeds from the issuance of preferred shares		15,000,000	-
Net cash flows used in financing activities		(8,858,252)	(23,378,760)

Net decrease in cash and cash equivalents		(22,123,571)	(15,671,052)

Inflation effects on cash and cash equivalents		(12,324)	(105,152)

Cash and cash equivalents as of beginning of the year	5.1	52,994,865	49,265,020
Effect of exchange rate changes on cash and equivalents		2,342,172	(6,321,148)
Cash and cash equivalents as of the end of the period		33,201,142	27,167,668

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1. GENERAL INFORMATION

Bioceres Group PLC is a fully integrated company incorporated on April 3, 2021, in England and Wales, whose registered office is at Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom.

On April 1, 2025, the Company changed its legal name from Bioceres Group PLC to Bioceres Group Limited. (Note 18).

Unless the context otherwise requires, “we,” “us,” “our,” and “Bioceres Group” will refer to Bioceres Group PLC and its subsidiaries.

2. ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2024, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2024.

Authorization for the issue of the Consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2024, and June 30, 2024 and for the six-month periods ended December 31, 2024 and 2023 were approved and authorized by the Board of Directors of Bioceres Group PLC on April 15, 2025, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in “Note 18.1. Going Concern” which was approved by the Board of Directors on August 11, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●	Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”. (See Note 18.1)

●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a) Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

b) Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

c) Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss reorganized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2024.

3. NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

a) The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.

-	Amendments to IAS1 - Non-current liabilities with covenants.

-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

These new standards and amendments did not have any material impact on the Group.

b) The following new standards are not yet adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.

-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition-date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)
Total consideration	943,400

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

5. INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1 Cash and cash equivalents

	12/31/2024	06/30/2024

Cash at bank and on hand	17,197,598	27,210,070
Mutual funds	16,003,544	25,784,795
	33,201,142	52,994,865

5.2 Other financial assets

	12/31/2024	06/30/2024
Current
Investments at fair value	1,657,706	2,191,286
Mutual funds	48,520	6,658,805
Other investments	7,891,651	5,817,516
	9,597,877	14,667,607

Non-current
Mutual funds	373,134	190,080
Investments at fair value	386	437
	373,520	190,517

The book value is reasonably approximate to the fair value given its short-term nature.

5.3 Trade receivables

	12/31/2024	06/30/2024
Current
Trade debtors	229,160,850	205,490,518
Allowance for impairment of trade debtors (Note 5.9)	(8,706,185)	(7,050,280)
Shareholders and other related parties (Note 15)	258	37
Allowance for credit notes to be issued	-	(2,905,624)
Trade debtors - Joint ventures and associates (Note 15)	1,730,524	2,176,622
Deferred checks	6,252,016	11,295,922
	228,437,463	209,007,195

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.4 Other receivables

	12/31/2024	6/30/2024
Current
Taxes	7,674,012	5,475,685
Insurance to be accrued	1,989,722	1,595,319
Other receivables - Joint ventures and associates (Note 15)	19,201,838	12,162,870
Prepayments to suppliers	2,264,684	7,236,905
Shareholders and other related parties (Note 15)	106,900	47,348
Government grants receivable	538	608
Prepaid expenses and other receivables	3,297,871	3,736,808
Loans receivables	19,617	1,800,572
Miscellaneous	3,820,951	2,601,268
	38,376,133	34,657,383

Non-current
Taxes	383,470	752,045
Other receivables	230,000	230,000
Reimbursements over exports	1,248,507	1,461,042
Other receivables - Joint ventures and associates (Note 15)	24,301,539	25,423,142
Miscellaneous	965,129	20,805
	27,128,645	27,887,034

5.5 Inventories

	12/31/2024	06/30/2024

Seeds	6,146,855	5,967,231
Resale products	46,799,130	53,788,333
Manufactured products	18,846,502	26,081,250
Goods in transit	3,122,201	5,618,540
Supplies	20,773,539	22,546,093
Agricultural products	9,583,835	15,015,884
Allowance for obsolescence	(3,462,573)	(3,087,563)
	101,809,489	125,929,768

Net of agricultural products	92,225,654	110,913,884

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.6 Property, plant and equipment

Property, plant and equipment as of December 31, 2024 and December 31,2023, included the following:

Class	Net carrying amount 06/30/2024	Additions	Transfers	Disposals	Depreciation of the period	Foreign currency translation	As of 12/31/2024
Office equipment	503,950	17,929	-	-	(41,037)	(14,794)	466,048
Vehicles	2,192,627	29,675	-	(8,272)	(447,262)	(1,330)	1,765,438
Equipment and computer software	528,816	30,324	-	-	(128,051)	(26,386)	404,703
Fixtures and fittings	2,805,076	8,834	-	-	(454,316)	59	2,359,653
Machinery and equipment	16,722,642	474,971	73,221	-	(1,466,534)	(365,199)	15,439,101
Land and buildings	39,745,067	-	46,431	-	(509,724)	(260,985)	39,020,789
Buildings in progress	12,114,256	3,521,132	(119,652)	-	-	(35,741)	15,479,995
Total	74,612,434	4,082,865	-	(8,272)	(3,046,924)	(704,376)	74,935,727

Class	Net carrying amount 06/30/2023	Additions	Disposals/ Disposals from loss of control (*)	Depreciation of the period	Foreign currency translation	As of 12/31/2023
Research instruments	66,131	-	(66,131)	-	-	-
Office equipment	360,575	52,158	(473)	(35,025)	(7,506)	369,729
Vehicles	2,053,263	556,237	(37,145)	(416,309)	13,917	2,169,963
Equipment and computer software	198,364	110,571	(5,041)	(89,124)	(8,030)	206,740
Fixtures and fittings	2,925,032	10,483	(46,211)	(394,798)	(6,134)	2,488,372
Machinery and equipment	14,586,768	275,297	(99,423)	(1,189,109)	(3,006)	13,570,527
Land and buildings	36,211,957	10,351	-	(442,787)	33,183	35,812,704
Buildings in progress	11,757,249	5,112,029	(12,221)	-	(55,102)	16,801,955
Total	68,159,339	6,127,126	(266,645)	(2,567,152)	(32,678)	71,419,990

(*)	USD (254,898) correspond to the loss of control of Inmet S.A

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.7 Intangible assets

Intangible assets as of December 31, 2024 and December 31,2023 included the following:

Class	Net carrying amount 06/30/2024	Additions	Transfers/ Disposals	Amortization of the period	Foreign currency translation	Net carrying amount 12/31/2024
Seed and integrated products
Alfalfa Genuity Har Xstra	438,029	-	-	-	30,780	468,809
HB4 soy and breeding program	35,574,369	2,392,794	-	(1,051,883)	-	36,915,280
Integrated seed products	2,681,826	-	-	(97,479)	47,642	2,631,989
Crop nutrition
Microbiological products	41,187,249	-	-	(1,813,650)	-	39,373,599
Microbiological products in progress	10,452,861	2,629,995	-	-	(6,916)	13,075,940
Other intangible assets
Trademarks and patents	51,316,860	133,595	-	(2,040,315)	-	49,410,140
Trademarks and patents with indefinite useful life	10,045,294	-	-	-	(4,625)	10,040,669
Software	1,119,494	-	137,598	(255,746)	(95)	1,001,251
Software in progress	580,728	150,777	(137,598)	-	-	593,907
Customer loyalty	18,934,570	-	-	(685,235)	-	18,249,335
RG/RS/OX Wheat	5,000,000	-	-	-	-	5,000,000
Total	177,331,280	5,307,161	-	(5,944,308)	66,786	176,760,919

Class	Net carrying amount 06/30/2023	Additions	Disposals from loss of control(*)	Amortization of the period	Foreign currency translation	Net carrying amount 12/31/2023
Seed and integrated products
Alfalfa Genuity Har Xstra	419,061	-	-	-	(143,582)	275,479
Bacillus-PHAs	1,089,536	-	(1,089,536)	-	-
HB4 soy and breeding program	31,679,114	1,729,439	-	(855,094)	-	32,553,459
Integrated seed products	2,841,008	-	-	(86,762)	(238,121)	2,516,125
Crop nutrition
Microbiological products	37,295,460	2,725,454	-	(1,402,972)	(1,661)	38,616,281
Microbiological products in progress	12,213,341	-	-	-	-	12,213,341
Other intangible assets
Trademarks and patents	51,933,444	1,288	-	(2,332,908)	-	49,601,824
Trademarks and patents with indefinite useful life	7,827,309	-	-	-	-	7,827,309
Software	1,638,752	218,541	-	(282,800)	(488)	1,574,005
Software in progress	349,171	-	-	-	-	349,171
Customer loyalty	23,006,023	-	-	(514,471)	-	22,491,552
RG/RS/OX Wheat	5,000,000	-	-	-	-	5,000,000
Total	175,292,219	4,674,722	(1,089,536)	(5,475,007)	(383,852)	173,018,546

(*)	USD (1,089,536) correspond to the Loss of control of Inmet S.A.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The amortization charge is included in Notes 6.3 and 6.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group’s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

5.8 Goodwill

	12/31/2024	06/30/2024

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Insumos Agroquímicos S.A.	470,090	470,090
Pro Farm Group	76,089,749	76,089,749
	112,163,432	112,163,432

5.9 Trade and other payables

	12/31/2024	06/30/2024
Current
Trade creditors	91,759,968	108,922,112
Shareholders and other related parties (Note 15)	49,646	37,985
Trade creditors - Joint ventures and associates (Note 15)	44,907,002	52,778,206
Taxes	6,969,417	5,877,930
Miscellaneous	396,517	1,321,303
	144,082,550	168,937,536

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.10 Borrowings

	12/31/2024	06/30/2024
Current
Bank borrowings	100,167,892	94,711,273
Corporate bonds	19,024,076	42,035,925
Net loans payables - Joint ventures and associates (Note 15)	1,860,222	1,860,058
Finance borrowings	107,029,643	95,903,495
	228,081,833	234,510,751

Non-current
Bank borrowings	20,429,329	17,033,059
Corporate bonds	46,484,304	25,071,823
Finance borrowings	69,789,101	85,143,423
Convertible preference shares	15,066,575	-
	151,769,309	127,248,305

In November 2024, BIOX completed a $25.9 million public offering of Series X corporate bonds in the Argentine market. The bonds were issued in two tranches: Class A: Approximately $2.4 million 7.0% p.a. bonds due November 2026; and Class B: Approximately $23.5 million 8.0% p.a. bonds due November 2027.

Bioceres SA is the guarantor of the stock purchase agreement signed on October 28, 2022, between Theo I SCSp and DRACO I LATAM SPC LTD, as well as the subsequent credit line agreement signed on December 11, 2023, which are included in the investment in Theo I SCSp, as indicated in Note 11.

In December 2024, the Company issued 2,380,952 convertible preference shares for total proceeds of $15 million. These preference shares accrue a 9% per annum payment-in-kind (PIK) return and grant the holder specific conversion rights, including the option to convert into ordinary shares at predefined terms, mandatory conversion provisions, and redemption alternatives contingent on the occurrence of certain events.

The carrying value of some borrowings as of December 31, 2024 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2024		06/30/2024
	Amortized Cost	Fair value	Amortized Cost	Fair value
Current
Bank borrowings	100,167,892	100,318,611	94,711,273	93,301,194
Corporate bonds	19,024,076	18,783,131	42,035,925	41,492,963
Financial borrowings	107,029,643	106,506,642	95,903,495	95,480,681

Non current
Bank borrowings	20,429,329	18,521,587	17,033,059	12,206,794
Corporate bonds	46,484,304	42,828,561	25,071,823	23,845,583
Financial borrowings	69,789,101	64,636,735	85,143,423	81,120,125

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.11 Employee benefits and social security

	12/31/2024	06/30/2024
Current
Salaries, accrued incentives, vacations and social security	7,997,391	7,280,129
Key management personnel (Note 15)	423,942	226,702
	8,421,333	7,506,831

5.12 Deferred revenue and advances from customers

	12/31/2024	06/30/2024
Current
Advances from customers	2,929,540	3,335,740
Deferred revenue	1,468	589,061
	2,931,008	3,924,801
Non current
Advances from customers	41,237	52,511
Deferred revenue	1,838,499	1,872,627
	1,879,736	1,925,138

5.13 Provisions

	12/31/2024	06/30/2024

Conditional payment Rizobacter SA	15,916,116	15,916,116
Provisions for contingencies	1,391,054	1,568,599
	17,307,170	17,484,715

Conditional payment Rizobacter S.A.

The Group agreed with certain sellers of Rizobacter, a contingent payment of $17.3 million (current value of $15.9 million) conditional on obtaining a favorable resolution that totally rejects the claim of the plaintiff in the nullity trials, file “Harnan Miguel, Marcos and Martina c /ac Mullen Jorge and others s/ Annulment Action”, file No. 76,806 and in the embargo, file “Harnan Miguel, Marcos and Martina c/ Mac Mullen Jorge and others s/ Precautionary Measures”, file No. 76,745. In said cause, 44% of the capital of Rizobacter Argentina S.A. is seized and 30% of the dividends that the taxed shares produce.

If the injunction is lifted, the Group will be required to pay within 12 months of notification, a contingent purchase price of $17.3 million to certain selling shareholders of Rizobacter.

6. INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1. Revenue from contracts with customers

	12/31/2024	12/31/2023

Sale of goods and services	198,030,928	255,852,397
Royalties	942,756	649,341
Rendering of services with related parties	505,185	482,502
	199,478,869	256,984,240

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.2 Cost of sales

Item	12/31/2024	12/31/2023
Inventories as of the beginning of the period	110,913,884	112,000,786
Purchases of the period	87,376,569	144,988,998
Production costs	11,872,011	13,031,307
Foreign currency translation	(561,825)	(28,272)
Subtotal	209,600,639	269,992,819
Inventories as of the end of the period (*)	(92,225,654)	(109,616,865)
Cost of sales	117,374,985	160,375,954

(*)	Net of agricultural products

6.3 R&D classified by nature

Item	Research and development expenses 12/31/2024	Research and development expenses 12/31/2023

Amortization of intangible assets	2,748,884	2,453,158
Analysis and storage	-	5,302
Commissions and royalties	3,960	-
Depreciation of leased assets	37,252	-
Depreciation of property, plant and equipment	420,532	312,453
Freight and haulage	10,481	14,278
Employee benefits and social securities	2,979,027	2,359,420
Maintenance	140,536	91,708
Energy and fuel	4,352	5,227
Supplies and materials	917,622	1,243,826
Mobility and travel	108,793	115,111
Systems expenses	20,777	9,774
Vehicles expenses	7,224	4,555
Share-based incentives	91,097	143,749
Professional fees and outsourced services	884,274	1,084,911
Professional fees related parties	16,373	216,792
Office supplies	183,055	481,162
Insurance	23,494	19,586
Licenses & Patents	199,538	44,109
Miscellaneous	162	454
Total	8,797,433	8,605,575

	12/31/2024	12/31/2023
R&D capitalized (Note 5.7)	5,022,789	4,454,893
R&D profit and loss	8,797,433	8,605,575
Total	13,820,222	13,060,468

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4 Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2024

Amortization of intangible assets	156,124	3,039,300	3,195,424
Analysis and storage	-	83,155	83,155
Commissions and royalties	560,371	1,085,605	1,645,976
Import and export expenses	-	655,178	655,178
Depreciation of property, plant and equipment	1,378,837	1,247,555	2,626,392
Impairment of receivables	-	1,980,726	1,980,726
Freight and haulage	426,217	5,085,998	5,512,215
Logistics	789,135	235,223	1,024,358
Employee benefits and social securities	4,299,411	22,595,764	26,895,175
Taxes	102,660	8,650,475	8,753,135
Rentals	-	732	732
Maintenance	838,419	1,106,873	1,945,292
Energy and fuel	294,101	42,155	336,256
Supplies and materials	349,722	1,510,587	1,860,309
Mobility and travel	68,371	2,216,795	2,285,166
Allowance for obsolescence	401,812	75,944	477,756
Publicity and advertising	-	2,278,363	2,278,363
Systems expenses	12,597	1,710,627	1,723,224
Vehicles expenses	52,656	275,195	327,851
Share-based incentives for employees	264,260	1,983,049	2,247,309
Surveillance expenses	10,643	287,471	298,114
Professional fees and outsourced services	112,630	4,488,332	4,600,962
Professional fees related parties (Note 15)	-	10,396	10,396
Office supplies	51,865	629,240	681,105
Insurance	114,562	1,432,859	1,547,421
Licenses & Patents	-	12,711	12,711
Depreciation of leased assets	748,412	1,434,284	2,182,696
Contingencies	55,521	119,966	175,487
Environmental Impact Treatment	770,747	59,208	829,955
Miscellaneous	12,938	397,646	410,584
Total	11,872,011	64,731,412	76,603,423

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2023

Amortization of intangible assets	60,849	2,961,000	3,021,849
Analysis and storage	570	153,163	153,733
Commissions and royalties	421,677	1,008,251	1,429,928
Import and export expenses	43,902	318,479	362,381
Depreciation of property, plant and equipment	1,308,591	946,108	2,254,699
Impairment of receivables	-	296,051	296,051
Freight and haulage	75,002	6,001,970	6,076,972
Logistics	559,186	876,395	1,435,581
Employee benefits and social securities	5,985,138	21,896,732	27,881,870
Taxes	127,760	7,119,629	7,247,389
Maintenance	966,967	575,008	1,541,975
Energy and fuel	500,658	272,547	773,205
Supplies and materials	367,386	1,691,154	2,058,540
Mobility and travel	94,476	2,173,971	2,268,447
Allowance for obsolescence	282,836	-	282,836
Publicity and advertising	1,300	2,333,423	2,334,723
Systems expenses	27,186	1,973,803	2,000,989
Vehicles expenses	40,428	585,440	625,868
Based incentive stock	65,042	5,843,381	5,908,423
Share-based incentives for employees	274,862	2,200,180	2,475,042
Surveillance expenses	368	240,461	240,829
Professional fees and outsourced services	57,126	3,683,802	3,740,928
Professional fees related parties (Note 14)	-	86,022	86,022
Office supplies	80,236	683,484	763,720
Insurance	81,174	1,103,528	1,184,702
Depreciation of leased assets	699,044	1,012,212	1,711,256
Contingencies	1,239	47,851	49,090
Environmental Impact Treatment	906,478	967	907,445
Miscellaneous	1,826	60,028	61,854
Total	13,031,307	66,145,040	79,176,347

6.5 Finance results

	12/31/2024	12/31/2023
Financial Costs
Interest expenses	(17,521,278)	(15,227,372)
Financial commissions	(2,662,021)	(1,530,144)
	(20,183,299)	(16,757,516)
Other financial results
Exchange differences generated by assets	397,445	12,304,261
Exchange differences generated by liabilities	(3,459,235)	(20,284,048)
Changes in fair value of financial assets or liabilities and other financial results	(1,908,704)	(11,947,674)
Net gain of inflation effect on monetary items	3,884,305	8,946,612
	(1,086,189)	(10,980,849)

Total net financial cost	(21,269,488)	(27,738,365)

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

7. TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	12/31/2024	12/31/2023
Current tax expense	(4,863,336)	(3,845,338)
Deferred tax	7,954,410	(3,599,191)
	3,091,074	(7,444,529)

	12/31/2024	12/31/2023
Beginning of the period deferred tax	(20,024,215)	(24,839,145)
Charge for the period	7,954,410	(3,599,191)
Conversion difference	(905,319)	(223,133)
Total net deferred tax	(12,975,124)	(28,661,469)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	12/31/2024	12/31/2023
Loss before income tax-rate	(39,914,966)	(31,264,944)
Income tax expense by applying tax rate in force in the respective countries	10,097,367	2,760,933
Share of profit or loss of subsidiaries, joint ventures and associates	(6,119,447)	(5,658,977)
Stock options charge	(133,846)	(1,489,037)
Non-deductible expenses	(928,113)	(115,997)
Result of inflation effect on monetary items and other finance results	(1,325,710)	(11,000,459)
Tax inflation adjustment	1,500,823	7,460,048
Others	-	598,960
Income tax expenses	3,091,074	(7,444,529)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

	December 31, 2024			December 31, 2023
Tax jurisdiction	Earning before income tax- rate	Weight average applicable tax rate	Income tax	Earning before income tax- rate	Weight average applicable tax rate	Income tax
Low or null taxation jurisdictions	6,695,356	0.0%	-	(5,056,118)	0.0%	-
Profit-making entities	12,232,201	32.1%	(3,637,726)	28,776,271	31.3%	(9,007,794)
Loss-making entities	(58,842,523)	22.0%	13,735,093	(54,985,097)	21.4%	11,768,727
	(39,914,966)		10,097,367	(31,264,944)		2,760,933

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

8. EARNING PER SHARE

	12/31/2024	12/31/2023
Numerator
Loss for the period (basic EPS)	(33,103,200)	(36,504,783)
Loss for the period (diluted EPS)	(33,103,200)	(36,504,783)
Denominator
Weighted average number of shares (basic EPS)	19,038,163	18,046,322
Weighted average number of shares (diluted EPS)	19,038,163	18,046,322

Basic loss attributable to ordinary equity holders of the parent	(1.7388)	(2.0228)
Diluted loss attributable to ordinary equity holders of the parent	(1.7388)	(2.0228)

For the six-month periods ended December 31, 2024 and 2023, diluted EPS was the same as basic EPS, as the effect of potential ordinary shares would be antidilutive.

9. INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

The numbers of shares issued as of December 31, 2024, and June 30, 2024, are the following:

Period ended	Class	Number of Shares	Nominal Value	Subscribed capital
06/30/2024(*)	Ordinary	18,995,832	£0.1	2,371,453	£1,899,583
12/31/2024(*)	Ordinary	19,076,966	£0.1	2,382,321	£1,907,697

(*)	Of the total number of shares, 57.600 shares are held by Rizobacter Argentina S.A.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10. CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	12/31/2024	12/31/2023
Investment activities
Investment in-kind in other related parties (Note 15)	3,642,234	-
Issuance of shares	10,868	257,775
Capitalization of interest on buildings in progress	144,360	47,542
	3,797,462	305,317

	12/31/2024	12/31/2023
Financing activities
Acquisition of non-controlling interest in subsidiaries	(1,204,164)	(2,606,799)
	(1,204,164)	(2,606,799)

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

11. JOINT VENTURES AND ASSOCIATES

Assets	12/31/2024	06/30/2024
Measured at equity value method
Synertech Industrias S.A.	39,976,501	39,749,850
SW Semillas S.A.	844	955
Agrality Argentina S.A.	8,293,315	7,758,886
Agrality US Inc.	3,612,755	3,521,791
Agrality Seeds Inc.	5,631,375	4,812,389
Alfalfa Technologies S.R.L.	36,503	36,503
Inmet S.A	353,524	379,876
	57,904,817	56,260,250
Measured at Fair value
Theo I SCS	7,087,172	36,535,601
	7,087,172	36,535,601

Liabilities	12/31/2024	06/30/2024
Measured at equity value method
Trigall Genetics S.A.	749,269	296,455
	749,269	296,455

Changes in joint ventures investments and affiliates:

	12/31/2024	12/31/2023
As of the beginning	92,499,396	117,720,140
Share-based incentives	-	50,383
Foreign currency translation	(477,918)	1,250,603
Share of profit or loss measured at equity value method	1,669,671	5,559,957
Share of profit or loss measured at fair value	(29,448,429)	(26,766,260)
As of the end of the period	64,242,720	97,814,823

Share of profit or loss of joint ventures and affiliates:

Profit and losses	12/31/2024	12/31/2023

Measured at equity value method
Synertech Industrias S.A.	226,651	3,178,839
Agrality US Inc.	90,964	-
Agrality Argentina S.A.	1,041,220	1,754,197
Agrality Seeds Inc.	818,986	-
SW Semillas S.A.	(2,290)	-
Trigall Genetics	(452,814)	506,840
Inmet S.A.	(53,046)	120,081
	1,669,671	5,559,957
Measured at Fair value
Moolec Science SA	-	3,048,310
Theo I SCS	(29,448,429)	(29,814,570)
	(29,448,429)	(26,766,260)

Bioceres Group PLC has elected to measure the investment in its associate Theo I SC at fair value through profit or loss in accordance with IFRS 9.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

12. SEGMENT INFORMATION

The tables present information with respect to the Group’s reporting segments:

Year ended December 31, 2024	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	42,959,645	100,406,986	55,070,802	98,680	198,536,113
Royalties	942,756	-	-	-	942,756
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	588,053	-	-	-	588,053
Government grants	-	-	-	10,154	10,154
Total revenues	44,490,454	100,406,986	55,070,802	108,834	200,077,076

Cost of sales	(27,868,376)	(60,663,237)	(28,814,839)	(28,533)	(117,374,985)
Gross profit per segment	16,622,078	39,743,749	26,255,963	80,301	82,702,091
% Gross margin	37%	40%	48%	100%	41%

Period ended December 31, 2023	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	53,777,458	127,029,466	75,020,367	507,608	256,334,899
Royalties	649,341	-	-	-	649,341
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	77,353	141,457	119,318	-	338,128
Government grants	-	-	-	74,723	74,723
Total revenues	54,504,152	127,170,923	75,139,685	582,331	257,397,091

Cost of sales	(36,216,288)	(81,249,196)	(42,860,834)	(49,636)	(160,375,954)
Gross profit per segment	18,287,864	45,921,727	32,278,851	532,695	97,021,137
% Gross margin	34%	36%	43%	91%	38%

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

13. FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2024, and June 30, 2024.

Financial assets by category

	Amortised cost		Mandatorily measured at fair value through profit or loss
Financial asset	12/31/2024	06/30/2024	12/31/2024	06/30/2024

Cash and cash equivalents	18,081,185	46,710,292	15,119,957	6,284,573
Other financial assets	373,134	-	9,598,263	14,858,124
Trade receivables	228,437,463	209,007,195	-	-
Other receivables (*)	45,094,878	45,342,974	6,789,863	-
Total	291,986,660	301,060,461	31,508,083	21,142,697

(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

	Amortised cost		Mandatorily measured at fair value through profit or loss
Financial liability	12/31/2024	06/30/2024	12/31/2024	06/30/2024

Trade and other payables	137,437,127	156,947,744	6,645,423	11,989,792
Borrowings	379,851,142	361,759,056	-	-
Consideration for acquisition	3,617,374	3,852,853	1,477,485	2,724,114
Convertible notes	83,400,171	80,809,686	-	-
Lease liability	16,138,012	11,284,137	-	-
Total	620,443,826	614,653,476	8,122,908	14,713,906

Financial instruments measured at fair value

Measurement at fair value at 12/31/2024	Level 1	Level 2
Financial assets at fair value
Mutual funds	15,119,957	-
Moolec Science S.A shares	1,657,706	-
Investments at fair value	7,083,184	-
US Treasury bills	-	-
Other investments	857,373	-
Other receivables - Joint ventures and associates	-	6,789,863
Financial liabilities valued at fair value
Trade and other payables	-	6,645,423
Consideration for acquisition	1,477,485	-

Measurement at fair value at 06/30/2024	Level 1	Level 2
Financial assets at fair value
Mutual funds	12,943,378	-
Moolec Science S.A shares	2,191,286	-
Investments at fair value	2,311,604	-
US Treasury bills	1,993,668	-
Other investments	1,702,761	-

Financial liabilities valued at fair value
Trade and other payables	-	11,989,792
Consideration for acquisition	2,724,114	-

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1	comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3	comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.10).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The table below sets forth our net exposure to currency risk as of December 31, 2024:

Net foreign currency position	12/31/2024
Amount expressed in US$	3,945,953

Considering only this net currency exposure as of December 31, 2024 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended December 31, 2024 would have resulted in a net pre-tax loss or gain of approximately $0.3 million.

14. LEASES

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The information about the right-of-use and liabilities related with lease assets is as follows:

	12/31/2024	06/30/2024
Right-of-use leased asset
Book value at the beginning of the period/inception	20,979,597	21,163,192
Additions of the period	7,872,230	2,585,223
Additions from business combination	-	168,988
Disposals	(76,298)	(1,284,975)
Exchange differences	(986,508)	(1,652,831)
Book value at the end of the period	27,789,021	20,979,597

	12/31/2024	06/30/2024
Depreciation
Book value at the beginning of the period/inception	9,377,845	7,226,617
Depreciation of the period	2,219,948	3,418,956
Disposals	(76,298)	(1,092,167)
Exchange differences	(67,958)	(175,561)
Accumulated depreciation at the end of the period	11,453,537	9,377,845

Total	16,335,484	11,601,752

	12/31/2024	06/30/2024
Lease Liabilities
Book value at the beginning of the period/inception	11,284,137	13,889,223
Additions of the period	7,872,230	2,585,223
Additions from business combination	-	168,988
Interest expenses, exchange differences and inflation effects	(520,389)	(480,189)
Payments of the period	(2,497,966)	(4,879,108)
Total	16,138,012	11,284,137

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	12/31/2024	06/30/2024
Lease Liabilities
Current	5,289,223	3,122,778
Non-current	10,848,789	8,161,359
	16,138,012	11,284,137

	12/31/2024	06/30/2024
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,117,687	1,272,071
Equipment and computer software	1,234,475	1,130,541
Land and buildings	21,781,118	14,921,244
	27,789,021	20,979,597

15. SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended December 31, 2024 and 2023, the transactions between the Group and related parties, and the related balances owed by and to them as of December 31 and June 30, 2024, are as follows:

		Value of transactions for the period ended	Value of transactions for the period ended
Party	Transaction type	12/31/2024	12/31/2023
Joint ventures and associates	Sales of goods and services	6,773,660	14,320,418
	Purchases of goods and services	(23,377,901)	(20,999,513)
	Net loans granted	3,381,521	2,560,120
	Interest gain	456,086	337,146
	Net loans received	(1,860,058)	(1,859,680)
Shareholders and other related parties	Net loans granted	59,552	(1,320)
	Interest expenses	(807,441)	(1,493,682)
	Own shares held by subsidiaries	(444,473)	-
	Sales of goods and services	6,463,117	1,643,269
	Purchases of goods and services	(1,750,963)	(2,178,877)
	In-kind contributions	3,642,234	-
Key management personnel	Sales and services	6,048	-
	Purchases of goods and services	821,959	-
	Salaries, social security benefits and other benefits	(1,517,990)	(1,294,164)
	Stock options-based incentives	(480,450)	(8,527,214)
Total		(8,635,099)	(17,493,497)

		Amounts receivable from related parties
Party	Transaction type	12/31/2024	6/30/2024

Joint ventures and associates	Trade debtors	1,730,524	2,176,622
Other receivables		43,503,377	37,586,012
Shareholders and other related parties	Trade debtors	258	37
Other receivables		106,900	47,348
Total		45,341,059	39,810,019

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	12/31/2024	6/30/2024
Joint ventures and associates	Trade creditors	(44,907,002)	(52,778,206)
	Net loans payables	(1,860,222)	(1,860,058)
Shareholders and other related parties	Trade creditors	(49,646)	(37,985)
Key management personnel	Salaries, social security benefits and other benefits	(423,942)	(226,702)
Total		(47,240,812)	(54,902,951)

16. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended December 31, 2024 and 2023.

	12/31/2024	12/31/2023
Salaries, social security and other benefits	1,517,990	1,294,164
Share based payment	480,450	8,527,214
	1,998,440	9,821,378

The Group entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Group to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Group and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres Group PLC, Bioceres S.A. and Bioceres Crop Solutions Corp., based on the performance of individuals and market trends.

Bioceres Group currently does not pay any compensation to any of its executive board members.

17. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2024.

BIOCERES GROUP PLC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

18. EVENTS OCCURRING AFTER THE REPORTING PERIOD

The Group initiated a plan to dispose of its investment in Theo I SCSp, currently recognized as a non-current asset under “Investments in joint ventures and associates” line. The sale process is expected to be completed during the first half of fiscal year 2026. As of the date of authorization of these interim condensed consolidated financial statements, the investment met the criteria to be classified as a disposal group held for sale under IFRS 5.

On April 1, 2025, pursuant to resolutions passed at a General Meeting of Shareholders, the Company re-registered as a private limited company and changed its legal name from Bioceres Group PLC to Bioceres Group Limited.

Subsequent to December 31, 2024, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.

18.1 GOING CONCERN

On June 18, 2025, Bioceres Crop Solutions Corp. (“BIOX”), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that lead to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025). retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendment, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern were replaced in BIOX’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. BIOX agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs Marinov, Kolatch and Crocco (or such other persons as may nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of BIOX, one of the former subsidiaries of Bioceres Group Limited, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation.

While BIOX was able to resolve the uncertainties regarding its financial plan through this agreement, as a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC and Bioceres Group Limited had until then was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million. This process seeks to improve the debt profile of Bioceres S.A.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group.

The aforementioned events raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of Bioceres Group Limited to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations.

Management has plans to address the Group’s financial situation as follows:

●	Currently management is working on the financial restructuring process of Bioceres S.A.’s outstanding debt, proposing among other alternatives the extension of the maturity of current debt and the use of the Group’s cash inflows from operating activities, as well as obtaining the necessary capital to fully execute the Group’s business plan.

●	Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

●	A dedicated Restructuring Committee has been established to address and implement the aforementioned financial restructuring process.

However, there is no assurance that the restructuring process will be successful, that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.